30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

May 5, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty TripAdvisor Holdings, Inc., Registration Statement on Form S-1

On behalf of our client, Liberty TripAdvisor Holdings, Inc. (“TripCo”), a wholly-owned subsidiary of Liberty Interactive Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, TripCo’s Registration Statement on Form S-1 (the “Form S-1”) relating to the registration of the issuance of (i) TripCo’s Series A common stock, par value $.01 per share, and (ii) TripCo’s Series B common stock, par value $.01 per share (together, the “TripCo Common Stock”), in connection with Liberty’s contemplated spin-off of TripCo (the “Spin-Off”).

The board of directors of Liberty has determined to spin off TripCo by distributing, as a dividend, the TripCo Common Stock to the holders of Liberty’s Series A Liberty Ventures common stock and Series B Liberty Ventures common stock.  If all conditions to the Spin-Off are satisfied or waived by the board of directors of Liberty in its sole discretion, at 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty, (i) for each whole share of Liberty’s Series A Liberty Ventures common stock held on a record date and time to be determined by the board of directors of Liberty (the “record date”), such holder will receive one share of TripCo’s Series A common stock, and (ii) for each whole share of Liberty’s Series B Liberty Ventures common stock held on the record date, such holder will receive one share of TripCo’s Series B common stock.  More information concerning the Spin-Off and the businesses and assets (as well as any related liabilities) of TripCo following the Spin-Off can be found in the Form S-1 filed herewith.

We have been advised that a filing fee in the amount of $395,941 has been paid in connection with the filing of the Form S-1 by wire transfer from Liberty’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that TripCo’s Central Index Key (CIK) is 0001606745.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2575, Fax: (212) 259-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:              Liberty TripAdvisor Holdings, Inc.

Richard N. Baer

KPMG LLP

H. Michael Keys